SEC 1344 (07-03)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OMB APPROVAL
OMB Number: 3235-0058
Expires: March 31, 2006
Estimated average burden hours per response...2.50

SEC FILE NUMBER
CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q
☐ Form N-SAR	☐ Form N-CSR

For Period Ended: December 25, 2004
☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: __________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Panera Bread Company

Full Name of Registrant

Former Name if Applicable

6710 Clayton Road

Address of Principal Executive Office (Street and Number)

Richmond Heights, Missouri 63117

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On March 4, 2005, the Company’s management and the Audit Committee of the Board of Directors concluded that the Company’s previously issued consolidated financial statements should be restated to correct the Company’s method of accounting for straight-line rent expense under its leases, depreciation of related leasehold improvements, and classification of landlord allowances.

Management reached this conclusion following a comprehensive review of the Company’s lease and related leasehold improvement accounting practices. Consistent with many other companies in the restaurant and retail industries, the Company historically recorded rent expense on a straight-line basis over the initial non-cancelable term commencing upon location opening. The Company has concluded that the calculation for straight-line rent should be based on the reasonably assured lease term as defined in SFAS 98, “Accounting for Leases,” which in most cases exceeds the initial non-cancelable lease term. The Company has also concluded that any construction period or other rent holidays should be included in its determination of straight-line rent expense. In addition, the Company reassessed the depreciable lives of leasehold improvements at all locations to be the shorter of their estimated useful life or the reasonably assured lease term at the inception of the lease. Further, the Company concluded that landlord allowances which it had previously recorded as a reduction to related leasehold improvements should be reflected as deferred rent and amortized over the reasonably assured lease term as a reduction to rent expense rather than depreciation.

The Company evaluated the materiality of these corrections on its financial statements and concluded that the incremental impact of these corrections is not material to any quarterly or annual period, respectively; however, the cumulative effect of these corrections is material to the fourth quarter of fiscal 2004. As a result, the Company concluded that it will restate its previously issued financial statements to recognize the impact of recording these corrections which do not impact the Company’s previously reported net cash flows, revenues, or comparable bakery-cafe sales.

The Company expects to file the corrections to its annual and interim financial data in its annual report on Form 10-K for the fiscal year ended December 25, 2004.

The Company will be unable to file its Annual Report on Form 10-K for the year ended December 25, 2004 within the prescribed period because the Company has not yet completed finalizing the corrections in its accounting treatment relating to certain lease accounting matters discussed above and needs additional time to complete the preparation and review of its filing following the Company’s completion of a comprehensive review of its lease accounting practices.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Mark E. Hood	(314)	633-7100

(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☐   No ☒   Yes

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐   No ☒   Yes

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As previously announced in the Company’s press release furnished with the Company’s Current Report on Form 8-K on February 16, 2005, the Company’s results of operations for fiscal 2004, to be included in the Company’s Annual Report on Form 10-K, are expected to be significantly different from its results for fiscal 2003. The Company’s revenues increased 32% from $363.7 million in fiscal 2003 to $479.1 million in fiscal 2004 primarily due to the system-wide opening of 143 bakery-cafes and the full year impact of the 132 system-wide bakery-cafes opened in 2003. Diluted earnings per share is expected to increase 25% from $1.00 in fiscal 2003 to $1.25 for fiscal 2004. The expected percentage increase in net earning per share from fiscal 2003 to fiscal 2004 is lower than the revenue increase for the year primarily as a result of higher commodity costs and increases in Company bakery-cafe openings from 29 in fiscal 2003 to 54 in fiscal 2004. For the reasons described above, the Company is unable to provide detailed analysis of costs for fiscal 2003 and fiscal 2004. Additional explanation of the anticipated change is set forth in the Company’s March 10, 2005 press release which is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Matters discussed in this filing, including the possible impact of various accounting changes described above contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are often identified by the words “may”, “believe”, “positioned”, “estimate”, “project”, “target”, “continue”, “intend”, “expect”, “future”, “anticipates”, and similar expressions. All forward-looking statements included in this release are made only as of the date of this release, and we do not undertake any obligation to publicly update or correct any forward-looking statements to reflect events or circumstances that occur or which we hereafter become aware, after that date. The Company’s actual results could differ materially from those set forth in the forward-looking statements due to known and unknown risks and uncertainties and could be negatively impacted by a number of factors. These factors include but are not limited to the following: the possibility that we may identify additional factors or information as we finalize the lease accounting corrections and complete our preparation of the 2004 Form 10-K; and the possibility that our external auditors may identify additional issues or other considerations while they complete their review. These and other risks are discussed from time to time in the Company’s SEC reports, including its Form 10-K for the year ended December 27, 2003.

Panera Bread Company

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 11, 2005	By:	/s/ Mark E. Hood

Mark E. Hood, Senior Vice President Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

General Instructions

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§ 232.201 or § 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§ 232.13(b) of this chapter).

SEC 1344 (07-03)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Exhibit Number	Description of Exhibit

99.1	Press Release dated March 10, 2005